PAYOUT PROVISIONS (Continued)

For the Interest Payment Option, residue on any date means any unpaid balance with interest to that date.

Withdrawal of Residue--Unless otherwise stated when the option is chosen: (1) under the Life Income Option and the Supplemental Life Annuity Option the residue may be withdrawn; and (2) under the Interest Payment Option all, or any part not less than $100, of the residue may be withdrawn. If the Interest Payment Option residue is reduced to less than $1,000, we have the right to pay it in one sum. Under the Life Income Option and the Supplemental Life Annuity Option, withdrawal of the residue will not affect any payments that may become due after the certain period; the value of those payments cannot be withdrawn. Instead, the payments will start again if they were based on the life of a person who lives past the certain period.

Recapture of Additional Amounts.--Before we make payments under any of the above options, we will reduce the contract fund by the recapture of additional amounts in the same way as we would if you had surrendered the contract for its cash value (see page 12).

Withdrawal Charges--Before we make payments, under either the Life Income Option or the Interest Payment Option, we will also reduce the contract fund by a withdrawal charge in the same way as we would if you had surrendered the contract for its cash value (see page 11).

                                  ENDORSEMENTS
                      (Only we can endorse this contract )

                              BASIS OF COMPUTATION

Minimum Legal Values.--The cash values and annuity benefit values in this contract are at least as large as those set by law where it is delivered. Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.

                                   The Prudential Insurance Company of America,

                                   By    /s/Isabella L. Kirchner
                                                    Secretary
---------------
PLI 173-85 (WI)
---------------


Page 14 (VIP-86) (WI)                 C-61